April 2007

Pricing Sheet dated April 23, 2007 relating to
Preliminary Pricing Supplement No. 246 dated March 26, 2007 to

Registration Statement No. 333-131266

Filed pursuant to Rule 433

Structured Investments

Opportunities in Equities

Participation Notes due April 30, 2009

Based on the Performance of the MSCI India Total Return Index(SM)

PRICING TERMS – APRIL 23, 2007
Issuer:		Morgan Stanley
Issue Price:		$10 (see “Commissions and Issue Price” below)
Stated Principal Amount:		$10
Aggregate Principal Amount:		$1,100,000
Pricing Date:		April 23, 2007
Original Issue Date:		April 30, 2007 (5 business days after the pricing date)
Maturity Date:		April 30, 2009
Underlying Index:		The MSCI India Total Return Index(SM) (the “Index”)
Payment at Maturity:		Redemption Amount
Redemption Amount:		$9.85 x [1+ (Index Performance – Annual Adjustment Factor)]
The Redemption Amount will not be less than $0.
Index Performance:		(Final Index Value – Initial Index Value) / Initial Index Value
Initial Index Value:		407.89, the closing value of the Index on the Pricing Date
Final Index Value:		The closing value of the Index on the Valuation Date
Valuation Date:		April 28, 2009
Annual Adjustment Factor:		1.75% per annum, accrued daily from the Pricing Date to and including the Valuation Date

The Annual Adjustment Factor can be calculated by multiplying 1.75% by the number of calendar days from and including the Pricing Date to and including the Valuation Date, and dividing that amount by 365.

Due to the application of the Annual Adjustment Factor and because the Redemption Amount is calculated by reference to a value of $9.85, the net proceeds received by the Issuer per Note, the value of the Index must increase by approximately 5.03% in order for you to receive at least the $10 Stated Principal Amount per Note at maturity. If the value of the Index decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the $10 Stated Principal Amount per Note.

CUSIP:		61750V311
Listing:		The Notes will not be listed on any securities exchange
Agent:		Morgan Stanley & Co. Incorporated
Commissions and Issue Price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per Note:	$10.00	$0.15	$9.85
	Total:	$1,100,000	$16,500	$1,083,500
(1)

The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.95 per note. Please see “Issue Price” on page 4 of the Preliminary Terms for further details.

(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the Preliminary Pricing Supplement and “Plan of Distribution” in the Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms dated March 26, 2007

Preliminary Pricing Supplement No. 246, dated March 26, 2007

Prospectus Supplement dated January 25, 2006

Prospectus dated January 25, 2006